Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5863	E-mail Address david.blass@stblaw.com

September 9, 2019

VIA EDGAR

David Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset High Income Fund II Inc.

Definitive Proxy Statement on Schedule 14A, File No. 811-08709

Dear Mr. Orlic:

On behalf of Western Asset High Income Fund II Inc. (the “Fund”), we filed with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the Fund’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) on September 6, 2019. In response to the Staff’s oral comment received on September 6, 2019 (the “Comment”), the Definitive Proxy Statement included revisions to the Fund’s amended Preliminary Proxy Statement on Schedule 14A.

In addition, we are providing the following response to the Staff’s Comment. To assist your review, we have retyped our record of the Staff’s Comment in italics below. Page references in the response correspond to the pages of the Definitive Proxy Statement. Unless otherwise defined below, terms defined in the Definitive Proxy Statement and used below shall have the meanings given to them in the Definitive Proxy Statement.

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The disclosure on page 13 states that, “The persons named as proxies will vote in their discretion on any other business, including any vote on adjournments, as may properly come before the Meeting or any adjournments or postponements thereof.” It is the Staff’s view that if a shareholder vote is taken to adjourn a meeting to solicit additional proxies then such shareholder vote is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable under Rule 14a-4(d)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, it is the Staff’s view than an a shareholder vote to adjourn a meeting is not a “matter incident to the conduct of the meeting” under Rule 14a-4(c)(7) under the Exchange Act. Please revise this disclosure as discussed.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment. As discussed, we understand that the Staff’s Comment is limited to shareholder votes to adjourn a meeting, and does not extend to the disclosure allowing the chairman of the Meeting to adjourn the Meeting with respect to one or more Proposals.

Securities and Exchange Commission	September 9, 2019

Please do not hesitate to call me at (202) 636-5563 or Ryan Brizek at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ David W. Blass
David W. Blass

cc:	Ryan Brizek, Simpson Thacher &

Bartlett LLP

George Hoyt, Legg Mason

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